                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                 ---------------

(Mark One)
[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACTS OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACTS OF 1934

         FOR THE TRANSITION PERIOD FROM ____________ TO _____________ .


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:


                      IXC COMMUNICATIONS, INC. 401(K) PLAN


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                            IXC COMMUNICATIONS, INC.

          1122 CAPITAL OF TEXAS HIGHWAY SOUTH, AUSTIN, TEXAS 78746-6426

                                 (512) 328-1112

                      IXC COMMUNICATIONS, INC. 401(K) PLAN

            AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                TABLE OF CONTENTS



Report of Independent Auditors...............................................1

Financial Statements

Statements of Net Assets Available for Benefits..............................3
Statement of Changes in Net Assets Available for
   Benefits with Fund Information............................................4
Notes to Financial Statements................................................8




Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes..................13
Item 27b - Schedule of Loans or Fixed Income Obligations....................14
Item 27d - Schedule of Reportable Transactions..............................15

Consent of Independent Auditors.............................................18


                         Report of Independent Auditors



The Trustees
IXC Communications, Inc.
  401(k) Plan


We have audited the accompanying statements of net assets available for benefits of IXC Communications, Inc. 401(k) Plan (the Plan) as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, loans or fixed income obligations and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

These supplemental schedules are the responsibility of the Plan's management. The Fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of plan investments or the net gain or loss on sale transactions. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employment Retirement Income Security Act of 1974.

                                        Ernst & Young LLP

Austin, Texas
June 23, 1999

                            IXC Communications, Inc.
                                   401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                            DECEMBER 31
                                                       1998              1997
                                                    ----------------------------
ASSETS
Investments at fair value:
   The American Funds Group:
      Money market accounts                         $        --      $    74,639
      Cash Management Trust of America                       --          351,337
      U.S. Government Securities Fund                        --          291,830
      Income Fund of America                                 --        1,774,848
      Bond Fund of America                                   --          326,276
      Fundamental Investors                                  --        3,438,129
      New Perspective Fund                                   --        1,908,779
      Smallcap World Fund                                    --        1,445,057
      Growth Fund of America                                 --          700,376
   Morgan Stanley Dean Witter Group:
      Enterprise Fund                                 1,403,912               --
      Emerging Growth Fund                            1,159,071               --
      Corporate Bond Fund                               642,340               --
      Reserve Fund                                    1,074,330               --
      Equity Income Fund                              1,746,126               --
      Real Estate Securities Fund                       133,799               --
      American Value Fund                             1,579,509               --
      Emerging Markets Fund                              72,348               --
      International Magnum Fund                       1,415,263               --
      Value Fund                                      2,363,134               --
   Common stock of IXC Communications, Inc.             834,491               --
   Participant loans                                    477,021          587,210
                                                    ----------------------------
Total investments                                    12,901,344       10,898,481

Cash                                                     38,936               --
Employer contributions receivable                     2,458,919          716,552
Employee contributions receivable                       330,399           85,882
                                                    ----------------------------
Net assets available for benefits                   $15,729,598      $11,700,915
                                                    ============================



See accompanying notes.

                            IXC Communications, Inc.
                                   401(k) Plan

                Statement of Changes in Net Assets Available for
                         Benefits with Fund Information

                          Year ended December 31, 1998


                                                                                     Participant Directed
                                                                -----------------------------------------------------------
                                                                    Cash           U.S.
                                                                 Management     Government        Income           Bond
                                                                  Trust of      Securities        Fund of         Fund of
                                                                  America          Fund           America         America
                                                                -----------------------------------------------------------
Additions:
   Contributions:
      Employees                                                 $     6,439     $    11,024     $    31,426     $    16,351
      Employer                                                           --              --              --              --
                                                                -----------------------------------------------------------
                                                                      6,439          11,024          31,426          16,351
 Investment income:
      Interest and dividends                                             --              --              --              --
      Net appreciation in fair value of investments                   3,494           3,250         111,296           7,774
                                                                -----------------------------------------------------------
Total additions                                                       9,933          14,274         142,722          24,125

Deductions:
   Benefit payments                                                    (500)             --         (16,766)           (156)
   Interfund transfers                                             (360,770)       (306,104)     (1,731,153)       (350,245)
                                                                -----------------------------------------------------------
Net increase (decrease) in net assets available for benefits       (351,337)       (291,830)     (1,605,197)       (326,276)

Net assets available for benefits at beginning of year              351,337         291,830       1,605,197         326,276
                                                                -----------------------------------------------------------
Net assets available for benefits at end of year                $        --     $        --     $        --     $        --
===========================================================================================================================


See accompanying notes.

                                                        Participant Directed
----------------------------------------------------------------------------------------------------------------------------------
                     New            Smallcap
Fundamental      Perspective         World         Growth Fund      Enterprise        Emerging         Corporate         Reserve
 Investors           Fund            Fund          of America           Fund         Growth Fund       Bond Fund          Fund
----------------------------------------------------------------------------------------------------------------------------------
$    92,330           53,887      $    52,946      $    51,147      $   206,804      $   384,473      $    67,365      $   116,296
         --               --               --               --          203,387          299,673           77,135          337,156
----------------------------------------------------------------------------------------------------------------------------------
     92,330           53,887           52,946           51,147          410,191          684,146          144,500          453,452

         --               --               --               --           38,950           51,836           28,894           27,227
    364,116          275,401          141,042           87,334           51,277          107,520             (176)            (363)
----------------------------------------------------------------------------------------------------------------------------------
    456,446          329,288          193,988          138,481          500,418          843,502          173,218          480,316


    (17,160)         (17,541)         (18,673)         (12,602)         (98,034)         (72,445)        (164,568)         (98,266)
 (3,686,578)      (2,068,502)      (1,469,359)        (826,255)       1,001,528          388,014          633,690          692,280
----------------------------------------------------------------------------------------------------------------------------------

 (3,247,292)      (1,756,755)      (1,294,044)        (700,376)       1,403,912        1,159,071          642,340        1,074,330

  3,247,292        1,756,755        1,294,044          700,376               --               --               --               --
----------------------------------------------------------------------------------------------------------------------------------
$        --      $        --      $        --      $        --      $ 1,403,912      $ 1,159,071      $   642,340      $ 1,074,330
==================================================================================================================================

                                                   Participant Directed
-----------------------------------------------------------------------------------------------------------------------------
                                                          Emerging                                                   IXC
Equity Income      Real Estate          American           Markets         International         Value          Communications
    Fund         Securities Fund       Value Fund           Fund            Magnum Fund           Fund               Stock
-----------------------------------------------------------------------------------------------------------------------------
$   137,395        $    71,166        $   255,126        $    40,135        $    98,345        $   151,598        $        --
    137,290             64,225            206,475             34,395             87,972            127,625                 --
-----------------------------------------------------------------------------------------------------------------------------
    274,685            135,391            461,601             74,530            186,317            279,223                 --

    104,430              1,839             82,468                 38             40,223             54,250                 --
    (24,700)            (5,077)          (162,535)            (2,941)          (202,454)          (423,103)            30,724
-----------------------------------------------------------------------------------------------------------------------------
    354,415            132,153            381,534             71,627             24,086            (89,630)            30,724


   (381,174)              (311)          (215,413)                (7)          (171,551)          (484,605)            (4,310)
  1,772,885              1,957          1,413,388                728          1,562,728          2,937,369            808,077
-----------------------------------------------------------------------------------------------------------------------------

  1,746,126            133,799          1,579,509             72,348          1,415,263          2,363,134            834,491
         --                 --                 --                 --                 --                --                  --
-----------------------------------------------------------------------------------------------------------------------------
$ 1,746,126        $   133,799        $ 1,579,509        $    72,348        $ 1,415,263        $ 2,363,134        $   834,491
=============================================================================================================================


Participant
Directed
----------------
 Participant        Non-Participant
    Loans              Directed               Other               Total
--------------------------------------------------------------------------
$         --         $         --         $    405,327        $  2,249,580
          --                   --            1,186,640           2,761,973
--------------------------------------------------------------------------
          --                   --            1,591,967           5,011,553

      20,498                   --                   --             450,633
      12,332                   --                   --             374,211
--------------------------------------------------------------------------
      32,830                   --            1,591,967           5,836,417


     (33,652)                  --                   --          (1,807,734)
    (109,367)            (663,525)             359,214                  --
--------------------------------------------------------------------------

    (110,189)            (663,525)           1,951,181           4,028,683

     587,210              663,525              877,073          11,700,915
--------------------------------------------------------------------------
$    477,021         $         --         $  2,828,254        $ 15,729,598
==========================================================================

                            IXC Communications, Inc.
                                   401(k) Plan

                          Notes to Financial Statements
                               December 31, 1998


1.   DESCRIPTION OF PLAN

The IXC Carrier, Inc. 401(k) and Pension Plan and Trust became effective June 1, 1987. The Plan was the result of the restatement of the Communications Transmission, Inc. 401(k) Plan and Trust and the merger therein of the Communications Transmission, Inc. Money Purchase Pension Plan and Trust. On July 1, 1996 the Plan was restated and the name was changed to the IXC
Communications, Inc. 401(k) Plan (the Plan).

On April 1, 1998, the Plan assets were transferred from Capital Guardian Trust Company to Morgan Stanley Dean Witter, and the record keeper changed from BISYS Plan Services, Inc. to Morgan Stanley Dean Witter. The fund options also changed at that time.

The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan agreement for more complete information.


GENERAL

The Plan is a defined contribution profit sharing plan covering substantially all employees of IXC Communications, Inc. and its subsidiaries (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and qualifies under Section 401(a) of the Internal Revenue Code, as amended.


CONTRIBUTIONS

Eligible employees may contribute to the Plan an elected portion of their eligible compensation, as defined in the Plan, up to the statutory annual deferral limit. Effective January 1, 1998, the employer matches 100% of participant contributions to the Plan up to the first 3% of eligible compensation of the employee.

Employer profit sharing contributions in excess of the required matchings are permitted under the Plan and are made at the discretion of the Company.

                            IXC Communications, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)



1.   DESCRIPTION OF PLAN (CONTINUED)

ELIGIBILITY

Employees were eligible for participation in the Plan after obtaining 18 years of age and one year of service, which is defined as 1,000 hours of service with the Company or any predecessor of the Company, as defined in the Plan. Effective April 1, 1998, every employee of the Company who has both attained age 20 -1/2 and completed 500 hours of service within six months is eligible to participate in the Plan. An employee may enter the Plan on January 1, April 1, July 1 or October 1, whichever occurs first after the employee satisfies the eligibility requirements.


VESTING

Each participant is fully vested in his/her contribution and shall become fully vested in his/her employer contribution account on his normal retirement date, death or disability (if prior to his termination for other reasons).

Plan participants were 40% vested in employer contributions after two years of service and continued to vest 20% per year until they were fully vested. Effective April 1, 1998, participants are 20% vested in employer contributions upon one year of service and continue to vest 20% per year until they are fully vested.


PAYMENT OF BENEFITS

Participants are entitled to receive benefit payments at the normal retirement age of 65, in the event of the participant's death or disability, or in the event of termination under certain circumstances other than normal retirement, disability or death. Benefits may be paid in a lump-sum distribution or by an annuity.


PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. Upon such termination, each participant becomes fully vested and all benefits shall be distributed to the participants or their beneficiaries.

                            IXC Communications, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)



1.   DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Discretionary employer profit sharing contributions are allocated annually to participant accounts based upon the percentage of the individual participant's eligible compensation to total participants' eligible compensation.

Investment earnings or losses are allocated among the participants' accounts based upon the percentage of the balance of each such account to the total balance of all such accounts within each investment option.


PARTICIPANT LOANS

Participants are allowed to borrow a maximum amount of the lesser of 50% of the participants vested account balance or $50,000. Loans are amortized over a maximum of 60 months and repayment is made through payroll deductions. The amount of the loan is deducted from the participant's investment accounts, thus the interest paid is earnings to the participant's individual plan account and the principal paid is returned to the current investment options selected by the participant.


FORFEITURES

Participant contribution forfeitures under the Plan are applied to the Company's matching contribution to the Plan for the Plan year in which the forfeitures occur.


ADMINISTRATION

The Plan is administered by trustees consisting of officers and employees of the Company. Administrative expenses of the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BASIS OF PRESENTATION

The Plan's financial statements have been prepared on the accrual basis of accounting.

                            IXC Communications, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments are stated at fair value, which is determined based on quoted market prices in an active market. The investment in the money market fund is stated at cost, which approximates fair value. Participant loans are stated at cost which approximates fair value.


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying schedules. Actual results could differ from those estimates.


3.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 6, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.


4.   YEAR 2000 ISSUE (UNAUDITED)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company has addressed internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

                            IXC Communications, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)



4.   YEAR 2000 ISSUE (UNAUDITED) (CONTINUED)

Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by late 1999. If modifications of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                             Supplemental Schedules

                            IXC Communications, Inc.
                                   401(k) Plan

           Item 27a - Schedule of Assets Held for Investment Purposes
                         EIN: 74-2644120 Plan Number 002

                                December 31, 1998


                                                                                                       Current
          Identity of Issue                       Description of Asset              Cost                Value
----------------------------------------------------------------------------------------------------------------
The Morgan Stanley Dean Witter Group:

   Enterprise Fund                                Mutual Fund                         **            $  1,403,912
                                                     68,052 shares

   Emerging Growth Fund                           Mutual Fund                         **               1,159,071
                                                     24,057 shares

   Corporate Bond Fund                            Mutual Fund                         **                 642,340
                                                     90,090 shares

   Reserve Fund                                   Money Market Fund                   **               1,074,330
                                                     1,032,853 shares

   Equity Income Fund                             Mutual Fund                         **               1,746,126
                                                     223,290 shares

   Real Estate Securities Fund                    Mutual Fund                         **                 133,799
                                                     11,554 shares

   American Value Fund                            Mutual Fund                         **               1,579,509
                                                     78,857 shares

   Emerging Markets Fund                          Mutual Fund                         **                  72,348
                                                     10,410 shares

   International Magnum Fund                      Mutual Fund                         **               1,415,263
                                                     109,285 shares

   Value Fund                                     Mutual Fund                         **               2,363,134
                                                     246,412 shares

IXC Communications, Inc.*                         Company Stock                       **                 834,491
                                                     24,864 shares

Participants Loans*                               7.27%-9.5% Loans                    --                 477,021
                                                                                                    ------------
                                                                                                    $ 12,901,344
                                                                                                    ============

*     Parties-in-interest
**    Historical cost not available

                            IXC Communications, Inc.
                                   401(k) Plan

            Item 27b - Schedule of Loans or Fixed Income Obligations
                         EIN: 74-2644120 Plan Number 002

                      For the year ended December 31, 1998


                                                                  Unpaid
 Name & Address   Amount of        Total            Total       Balance at                                Principal   Interest
   (Identity)       Loan      Principal Paid   Interest Paid     Year End   Detail Description of Loan     Overdue    Overdue
------------------------------------------------------------------------------------------------------------------------------
Chester Kieren    $  3,400        $2,133           $664          $ 1,227    12/12/94 Original Loan Date    $ 1,227     $ --
                                                                               12/3/99 Maturity Date
                                                                               8.53% Interest Rate

Larry Wheelan        1,000            --             --            1,000    8/5/97 Original Loan Date        1,000       --
                                                                               8/6/98 Maturity Date
                                                                               9.25% Interest Rate

Richard Flores      16,000         2,099            980           13,901    5/1/97 Original Loan Date       13,901       --
                                                                               5/9/02 Maturity Date
                                                                               9.28% Interest Rate


Note: No loans were negotiated during the year. All loans are secured by the participant's account. The Company will collect overdue amounts upon a distributable report.

                            IXC Communications, Inc.
                                   401(k) Plan

                 Item 27d - Schedule of Reportable Transactions
                         EIN: 74-2644120 Plan Number 002

                      For the year ended December 31, 1998



                                                                                                       Current Value
                                                                                                        of Asset on
  Identity of Party                                         Purchase       Selling        Cost of       Transaction   Net Gain
      Involved*          Description of Asset                 Price          Price         Asset            Date      or (Loss)**
---------------------------------------------------------------------------------------------------------------------------------
Category (i) Single transactions in excess of 5% of beginning plan assets:

                         Fundamental Investors                     --    $ 3,629,392   $          **    $ 3,629,392
                         Growth Fund of America                    --        844,138              **        844,138
                         Income Fund of America                    --      1,719,831              **      1,719,831
                         New Perspective Fund                      --      2,120,845              **      2,120,845
                         Small Capital World Fund                  --      1,387,727              **      1,387,727
                         American Value Fund                1,415,053             --       1,415,053      1,415,053
                         Corporate Bond Fund                  649,363             --         649,363        649,363
                         Enterprise Fund                      874,530             --         874,530        874,530
                         Equity Income Fund                 1,739,086             --       1,739,086      1,739,086
                         International Magnum Fund          2,150,161             --       2,150,161      2,150,161
                         Reserve Fund                         352,760             --         352,760        352,760
                         Value Fund                         3,683,572             --       3,683,572      3,683,572

Category (iii) Series of transactions in excess of 5% of beginning plan assets:

                         Cash Management Trust                    --     $   447,328   $          **       $   447,328
                         Cash Management Trust                374,607             --         374,607           374,607
                         Fundamental Investors                     --      3,714,165              **         3,714,165
                         Fundamental Investors                128,011             --         128,011           128,011
                         Growth Fund of America                    --        914,314              **           914,314
                         Growth Fund of America               126,717             --         126,717           126,717

                            IXC Communications, Inc.
                                   401(k) Plan

           Item 27d - Schedule of Reportable Transactions (continued)
                         EIN: 74-2644120 Plan Number 002

                      For the year ended December 31, 1998



                                                                                                       Current Value
                                                                                                        of Asset on
  Identity of Party                                         Purchase       Selling        Cost of       Transaction   Net Gain
      Involved*          Description of Asset                 Price          Price         Asset            Date      or (Loss)**
---------------------------------------------------------------------------------------------------------------------------------
Category (iii) Series of transactions in excess of 5% of beginning plan assets:

                         Income Fund of America            $        --   $ 1,768,088    $        **     $ 1,768,088
                         Income Fund of America                 70,037            --         70,037          70,037
                         New Perspective Fund                       --     2,194,469             **       2,194,469
                         New Perspective Fund                  162,411            --        162,411         162,411
                         Small Capital World Fund                   --     1,505,774             **       1,505,774
                         Small Capital World Fund               70,797            --         70,797          70,797
                         American Value Fund                        --       590,198             **         590,198
                         American Value Fund                 2,332,242            --      2,332,242       2,332,242
                         Corporate Bond Fund                        --       280,936             **         280,936
                         Corporate Bond Fund                   923,452            --        923,452         923,452
                         Enterprise Fund                            --       488,536             **         488,536
                         Enterprise Fund                     1,841,172            --      1,841,172       1,841,172
                         Equity Income Fund                         --       802,671             **         802,671
                         Equity Income Fund                  2,573,496            --      2,573,496       2,573,496
                         International Magnum Fund                  --       802,900             **         802,900
                         International Magnum Fund           2,420,617            --      2,420,617       2,420,617
                         Reserve Fund                               --       829,082             **         829,082
                         Reserve Fund                        1,862,585            --      1,862,585       1,862,585
                         Value Fund                                 --     1,444,778             **       1,444,778
                         Value Fund                          4,231,014            --      4,231,014       4,231,014

                            IXC Communications, Inc.
                                   401(k) Plan

           Item 27d - Schedule of Reportable Transactions (continued)
                         EIN: 74-2644120 Plan Number 002

                      For the year ended December 31, 1998



                                                                                                     Current Value
                                                                                                      of Asset on
  Identity of Party                                         Purchase       Selling        Cost of     Transaction   Net Gain
      Involved*          Description of Asset                 Price          Price         Asset          Date      or (Loss)**
-------------------------------------------------------------------------------------------------------------------------------
Category (iii) Series of transactions in excess of 5% of beginning plan assets:

                         Emerging Growth Fund               $        --  $  378,304    $        **    $   378,304
                         Emerging Growth Fund                 1,429,855          --      1,429,855      1,429,855
                         Emerging Market Fund                        --       7,500             **          7,500
                         Emerging Market Fund                    82,789          --         82,789         82,789
                         Real Estate Securities Fund                 --      25,440             **         25,440
                         Real Estate Securities Fund            164,316          --        164,316        164,316
                         IXC Communications, Inc. Stock              --     103,660             **        103,660
                         IXC Communications, Inc. Stock         907,427          --        907,427        907,427


*     All transactions occurred in the market.
**    Historical cost and net gain (loss) on sale transactions not available.

                        CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement on Form S-8 for the registration of 100,000 shares of Common Stock related to the IXC Communications, Inc. 401(k) Plan of our report dated June 30, 1998, with respect to the financial statements and schedules of the IXC Communications, Inc. 401(k) Plan included in this Annual Report on Form 11-K for the year ended December 31, 1998.


                                          Ernst & Young LLP

Austin, Texas
June 29, 1999

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: June 29, 1999

                                          IXC COMMUNICATIONS, INC. 401(K) PLAN


                                          By:  /s/ STUART COPPENS
                                               ---------------------------------
                                               Stuart Coppens
                                               Trustee, Chief Accounting Officer
                                               of IXC Communications, Inc.